December 13, 2006 via EDGAR and Federal Express	Marina Remennik marina.remennik@hellerehrman.com Direct +1.650.324.7096 Direct Fax +1.650.324.6073 Main +1.650.324.7000 Fax +1.650.324.0638 11767-0036

Ms. Lesli Sheppard
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, D.C.  20549

RE:	Rotonics Manufacturing Inc.
Preliminary Proxy Statement on Schedule 14A, amendment number 2
Filed November 27, 2006
File No. 001-09429

Schedule 13E-3 filed November 27, 2006
File No. 5-41743

Form 10-K for fiscal year ended June 30, 2006 and
Form 10-Q for the period ended September 30, 2006
File No. 001-09429

Dear Ms. Sheppard:

On behalf of Rotonics Manufacturing Inc. (“RMI”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated December 1, 2006 in connection with the above-referenced Proxy Statement on Schedule 14A (the “Proxy”) and Schedule 13E-3 (the “Schedule 13E-3”).  RMI is concurrently filing an Amendment No. 3 to the Proxy (the “Proxy Amendment”) and an Amendment No. 3 to the Schedule 13E-3 (the “13E-3 Amendment”, together with the Proxy Amendment referred to as the “Amendments”).

For your convenience, we are sending a copy of this letter and the Amendments in the traditional, non-EDGAR format. Each response below is preceded by the comment in the Staff’s letter to which it relates.  The pages references correspond to the page numbers in the hard copy of the Amendments submitted to the Staff.

Schedule 14 A

Special Factors, page 12

1.             We note your response to comment 6 of our letter dated November 16, 2006.  Please revise to clarify, if true, that the board and the special committee did not consider any strategic alternatives other than:  (1) remaining a public company and (2) an acquisition of the company.  Please also clarify this point with respect to Mr. McKinniss.

RMI has complied with the Staff’s request by providing additional disclosure on pages 22 and 23 of the Proxy Amendment.

Opinion of Financial Advisor to the Special Committee, page 24

2.             Consistent with comment 14 of our comment letter dated November 16, 2006, which refers to comment 45 of our comment letter dated October 25, 2006, please revise your disclosure to discuss whether the board reviewed for accuracy and completeness the financial projections prepared by management and whether the board found Duff & Phelp’s reliance upon those materials to be reasonable.

RMI has complied with the Staff’s request by providing additional disclosure on page 26 of the Proxy Amendment.

Position of Mr. McKinniss as to the Fairness of the Merger, page 20

Opinion of Duff & Phelps, page 20

3.             We note your response to comment 15 of our letter dated November 16, 2006.  Given the language that appears in the second to last paragraph of the opinion, your response to comment 15 that it is limited to the special committee’s “sole use” is confusing.  Please explain to us how you determined that the opinion was prepared for the special committee’s “sole use” and that this does not limit stockholder reliance on the proxy materials.  In addition, please tell us whether this limits reliance by Mr. McKinniss in his individual capacity.  We may have further comment based on your response.

RMI submits that its response to the Staff’s comment 15 in its letter dated November 27, 2006 related to the use of Duff & Phelps opinion was partially inaccurate and confirms to the Staff that while the opinion was prepared for and at the request of the Special Committee, it does not limit reliance on the proxy materials by the stockholders or by Mr. McKinniss.  RMI notes that the Special Committee of the Board of Directors used the opinion as one of many factors in determining the fairness of the transaction as stated on pages 18 and 22 of the Proxy Amendment.  In addition, in response to the Staff’s comment, RMI has deleted the relevant sentence on page 30 of the Proxy Amendment.

4.             In addition, we note your disclosure on page 33 concerning Duff & Phelps’ opinion “to the Board of Directors of RMI.”  Given your response to comment 15 of our letter dated November 16, 2006, please revise here to clarify that the opinion was prepared for the special committee or advise us otherwise.

RMI has complied with the Staff’s request by revising disclosure on page 37 of the Proxy Amendment.

Merger Financing, page 36

5.             We note your response to comment 19 of our letter dated November 16, 2006.  Based upon your response and revised disclosure, it would appear that financing is not assured.  Therefore, we believe that additional information is necessary about Holding’s ability to finance the proposed transaction.  Please revise to disclose the liquid net worth of the natural persons who are the investors in the Spell Funds (who, in turn, are investors in Holding) and indicate whether such net worth is derived from material amounts of assets that are not readily marketable or if any amount of the net worth is subject to material guarantees or contingencies.  Please also clarify how much of “the portion of the $10 million in equity capital” is expected to be provided by other investors.  Depending upon how much of this amount is to be provided by other investors, we may seek similar information regarding those investors if the execution of binding subscription agreements will not take place in advance of shareholder approval.

RMI has complied with the Staff’s request by providing additional disclosure on pages 43 and 44 of the Proxy Amendment.

* * *

We appreciate the efforts of the Staff to assist RMI in resolving the above comments.  Please contact the undersigned at (650) 324-7096 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ Marina Remennik

Marina Remennik

cc:           Mr. Sherman McKinniss